UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 6, 2020

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith & Nephew First Quarter 2020 Trading Report”, dated May 6, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 6, 2020	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew First Quarter 2020 Trading Report

Navigating unprecedented challenges while preparing for the future

6 May 2020

Smith+Nephew (LSE:SN, NYSE:SNN) trading report for the first quarter ended 28 March 2020.

Q1 trading1,2

•	Q1 revenue $1,134 million (2019: $1,202 million), down -7.6% on an underlying basis, consistent with 30 March trading update
•	Reported growth down -5.7% including a 3.4% benefit from acquisitions and -1.5% foreign exchange headwind
•	Performance of all three global franchises held back by impact of COVID-19 to varying degrees dependent on geography and exposure to elective procedures

COVID-19 response

•	Focused on three priorities - the health and safety of employees and protecting jobs; supporting customers and communities; and ensuring the sales force and supply chain are ready as markets recover
•	Cost control measures to realise significant savings of up to $200 million underway
•	Strong balance sheet and good liquidity, with net debt of $1.8 billion at quarter end compared to $3.4 billion of committed facilities

April trading and preparing for the future1,2

•	April revenue down around -47% on an underlying basis, reflecting suspension of elective procedures in most markets, somewhat offset by improving trading in China
•	Elective surgeries starting to return in some markets, including the US, although pace and extent is varied and uncertain across geographies
•	Q2 revenue and first half trading margin expected to be substantially down on prior year, as previously announced
•	2020 guidance remains withdrawn due to continuing uncertainty regarding impact of COVID-19

Roland Diggelmann, Chief Executive Officer, said:

“Countries and healthcare systems around the world are facing an unprecedented challenge, and we are seeing a significant short-term impact on Smith+Nephew. I would like to thank everyone at Smith+Nephew who has adapted and worked tirelessly to protect colleagues, support our customers and communities, and prepare the business for the future.

“The recovery in China is encouraging, as is the restart of elective surgeries in many other countries, and especially within the US. While there is still much uncertainty, Smith+Nephew has the financial strength to withstand this period and, as demand increases, we are ready to step up and support customers through our robust supply chain, innovative products and some new ways of working.

“Looking to the medium-term, we have a proven strategy that will continue to guide our choices. We remain committed to our ambition to consistently outgrow our markets at the same time as delivering ongoing improvements to trading profit margin.”

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call
An analyst conference call to discuss Smith+Nephew’s first quarter results will be held at 8.30am BST / 3.30am EDT on Wednesday 6 May 2020, details of which can be found on the Smith+Nephew website at http://www.smith-nephew.com/results.

Notes

1.	All numbers given are for the quarter ended 28 March 2020 unless stated otherwise.

2.

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2019 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Forward calendar

Results for the first half of 2020 will be released on 29 July 2020.

First quarter trading update

Our first quarter revenue was $1,134 million (2019: $1,202 million), down -7.6% on an underlying basis, in line with our expectations announced on 30 March 2020. Reported growth was down -5.7% including a 3.4% benefit from acquisitions and -1.5% foreign exchange headwind. Q1 2020 comprised 62 trading days, one fewer than Q1 2019.

Consolidated revenue analysis for the first quarter

	28 March	30 March	Reported	Underlying	Acquisitions	Currency
	2020	2019(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	497	546	-9.0	-8.3	0.6	-1.3
Knee Implants	230	261	-11.9	-10.6	-	-1.3
Hip Implants	137	152	-10.0	-8.6	-	-1.4
Other Reconstruction(iii)	21	14	53.6	19.4	36.5	-2.3
Trauma	109	119	-8.3	-7.1	-	-1.2

Sports Medicine & ENT	328	368	-11.0	-9.5	0.1	-1.6
Sports Medicine Joint Repair	172	188	-8.6	-7.1	0.1	-1.6
Arthroscopic Enabling Technologies	126	145	-12.7	-11.2	-	-1.5
ENT (Ear, Nose and Throat)	30	35	-16.3	-15.2	-	-1.1

Advanced Wound Management	309	288	7.3	-4.0	13.1	-1.8
Advanced Wound Care	158	174	-8.9	-6.7	-	-2.2
Advanced Wound Bioactives	91	61	49.5	-8.6	58.4	-0.3
Advanced Wound Devices	60	53	11.6	13.0	0.9	-2.3

Total	1,134	1,202	-5.7	-7.6	3.4	-1.5

Consolidated revenue by geography
US	581	568	2.2	-4.7	6.9	-
Other Established Markets(iv)	379	415	-8.7	-6.3	0.1	-2.5
Total Established Markets	960	983	-2.4	-5.4	4.1	-1.1
Emerging Markets	174	219	-20.5	-17.9	0.8	-3.4
Total	1,134	1,202	-5.7	-7.6	3.4	-1.5

(i)

Included within the Q1 2019 analysis is a reclassification of $2 million of revenue formerly included in the Advanced Wound Care franchise which is now included in the Advanced Wound Bioactives franchise in order to present consistent analysis to the Q1 2020 results. There has been no change in total revenue for the quarter ended 30 March 2019

(ii)	Underlying growth is defined in Note 2 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the joint reconstruction business acquired from Brainlab and cement
(iv)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Overview of the first quarter

The performance of all three of our global franchises was held back by the impact of COVID-19 in the quarter, to varying degrees dependent on geography and exposure to elective procedures.

The impact was greatest in China, where revenue was down almost 50% for the period.

Trading conditions in January and February outside of China had been in line with our expectations at the start of the year. However, in March, elective surgeries began to be restricted in most other markets. In particular, this quickly became a significant headwind for our Hip Implants and Knee Implants businesses and Sports Medicine & ENT franchise.

As a result of these factors, revenue from our Established Markets declined -5.4% overall in the first quarter, with the US down -4.7% and Other Established Markets down -6.3%. Revenue was down -17.9% in our Emerging Markets.

Orthopaedics

Revenue declined -8.3% in our Orthopaedics franchise in the first quarter. Within this, Knee Implants was down -10.6% and Hip Implants down -8.6%. Our performance in revisions remained solid, with our hip REDAPT◊ Revision System delivering growth in the quarter. Trauma is less exposed to elective surgery, but there was a reduction in overall surgery levels which contributed to a -7.1% revenue decline. Other Reconstruction delivered revenue growth of 19.4%, reflecting a strong start to the year in robotics capital sales, although by the end of the quarter capital spending was also under pressure.

Sports Medicine & ENT

Revenue from our Sports Medicine & ENT franchise was down -9.5% in the quarter with all three businesses impacted by the reduction in elective procedures. Sports Medicine Joint Repair and Arthroscopic Enabling Technologies revenue declined - 7.1% and - 11.2% respectively. Demand for recently launched innovative products such as the NOVOSTITCH◊ Pro Meniscal Repair System, and WEREWOLF◊ FLOW 90◊ Wand with FLOW~IQ◊ Technology remained strong where suitable procedures occurred. ENT revenue declined -15.2%. We continued preparations to launch Tula, a new system for in-office delivery of ear tubes to treat recurrent or persistent ear infections, following our acquisition of Tusker Medical in January.

Advanced Wound Management

Revenue from our Advanced Wound Management franchise declined -4.0%. Within this our businesses experienced differing levels of impact, with Advanced Wound Bioactives, at -8.6%, the worst affected. Advanced Wound Care revenue was down -6.7%, with the COVID-19 related restrictions in the Asia-Pacific region the largest drag on performance. Advanced Wound Devices delivered 13% revenue growth led by strong demand for our Negative Pressure Wound Therapy portfolio.

Response to COVID-19

Smith+Nephew has been responding to COVID-19 since January 2020, first in China, and then across all of our markets globally. Throughout this period we have prioritised the health and safety of employees and protecting jobs, supporting our customers and communities, and ensuring the business is well prepared to respond as elective surgeries start to return.

Employees

No jobs have been lost amongst our 17,500 strong workforce as a result of COVID-19. We have continued to manufacture our critical products and supply customers as they strive to improve the quality of life of patients.

We have taken many measures to safeguard employees, including temporarily closing offices and supporting working from home wherever possible, restricting travel and meetings, and implementing split shifts and temperature checks at our manufacturing facilities. We have delivered remote working tools including employee well-being resources, and created a “My Remote Life” social channel.

For our sales force, for whom a proportion of their income is typically commission based, we are ensuring that they retain a significant percentage of regular income and have enhanced digital training on technical product knowledge and business skills.

Whilst workplace restrictions may be lifted at the city, state or country level, we will re-open our offices only when we are confident that we can maintain what we feel are satisfactory standards to ensure the health and safety of our employees and customers.

Customers

We have continued to serve customers to the best of our ability while respecting any local restrictions. In particular, our Trauma and Reconstruction teams have supported urgent patient cases, and our Advanced Wound Management teams have kept product flowing to customers in both hospital and community care settings.

We have also launched new services for customers. For example, in March we launched a new digital education programme designed to support the development of surgeons by providing educational webinars on the safe and effective use of Smith+Nephew products as well as surgical techniques. More than 11,000 healthcare professionals attended in the first month. In the US we have launched a 24/7 helpline where both patients and clinicians can access information on our Advanced Wound Management portfolio and get immediate answers to questions on the proper use of our products as well as wound-related education, with the intent of easing the burden on healthcare providers.

Communities

Smith+Nephew is actively engaging in its communities, making donations of product and personal protective equipment, and supporting employee volunteering, including registered healthcare professionals who wish to return to front line care.

We are using our manufacturing expertise to support the fight against COVID-19. For example, in the UK we have been working with the University of Oxford and King’s College London to develop a low-cost ventilator, and in the US we have repurposed part of our manufacturing facility in Memphis to assemble face shields.

Cost control

In response to COVID-19, Smith+Nephew initiated actions to realise significant savings of up to $200 million from areas such as travel, events, advertising, promotion and consultancy, as well as freezing all but the most crucial new hires. We are also slowing some planned capital expenditure.

In April, we extended these measures to include temporarily reducing production at some manufacturing facilities to manage stock levels. We have introduced special ‘pandemic leave’ to help ensure employees are not financially disadvantaged as a result.

At this stage we are protecting the majority of R&D investment and remain committed to developing and launching meaningful innovation this year and beyond.

We continue to monitor market developments, and have identified additional potential savings if they become required.

Strong balance sheet and good liquidity

Smith+Nephew has a strong balance sheet with access to significant liquidity. At the end of the first quarter, the Group had net debt of $1.8 billion (excluding lease liabilities), compared to already committed facilities of $2.9 billion, as well as a further $550 million of Senior Notes which will be drawn down in June 2020. The Group has no debt maturing in 2020. The $200 million increase in net debt since the year-end reflects acquisitions and seasonal working capital movements.

Smith+Nephew’s principal covenant, which relates only to our private placement debt, is leverage ratio <3.5x. This is measured on a rolling 12-month basis at the half-year and year-end. At 31 December 2019 our leverage ratio was 1.2x (see note 15 of the 2019 Annual Report, and the Group’s 20-F filings, for further details of Smith+Nephew’s financing).

April trading and preparing for the future

Smith+Nephew’s underlying revenue declined approximately -47% in April. This reflects the impact of restriction of movement orders and suspension of elective surgeries in most of our markets, somewhat offset by improved performance in China where elective procedures have started again but have not yet reached pre-COVID-19 levels.

As we enter May there is considerable variation regarding the pace of reintroduction of elective procedures. While a number of US states and European countries have slowly started to reintroduce these, and some more have announced plans to do so in the near future, others have not and some parts of the world are even tightening lock-down restrictions.

Smith+Nephew is closely tracking this variation in approach across our markets and preparing accordingly. This includes adapting to new working practices regarding access to site of care settings, the use of personal protective equipment, and utilising digital technologies to provide support remotely.

We also have a number of initiatives underway to assist customers as they return to more normal activities. These include a major online showcase of our Sports Medicine and Orthopaedic portfolios and the launch of our new robotics platform. We are also focusing on supporting healthcare providers seeking to increase access to orthopaedic cases in ambulatory surgery centers (ASCs). Our recently launched Positive Connections ASC service gives us an innovative offering in this area as we expect this shift to accelerate with patients choosing the ASC over inpatient stays.

Outlook

On 30 March Smith+Nephew withdrew its 2020 guidance. As previously announced, we expect that second quarter revenue and first half trading margin will be substantially down on the prior year.

It remains difficult to determine how long the situation will last and the profile of recovery in each market, as well as the speed at which elective surgeries will return, and the rescheduling of postponed procedures. We are ready to meet the increasing demand through our sales force and supply chain as each market recovers but, given the ongoing uncertainty, we will not provide updated 2020 guidance at this time.

Looking to the medium-term, we have a proven strategy that will continue to guide our choices. We remain committed to our ambition to consistently outgrow our markets at the same time as delivering ongoing improvements to our trading profit margin.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 17,500+ employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn,  Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID-19, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID-19; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID-19); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID-19); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊  Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.